Contact

www.linkedin.com/in/paige-jernigan
(LinkedIn)

Top Skills

Prospects
Series 7
Investment Sales

Certifications

CISI UK
FINRA
Chartered Financial Analyst (CFA)

Paige Jernigan

Angel Oak Advisory
Bentonville, Arkansas, United States

Summary

Angel Oak is an advisory service and fund-raising consultancy for startups raising angel, seed and growth capital. Paige spent over a decade at Goldman Sachs as an equity analyst covering wireless telecom service companies in New York, Toronto and London. While taking time to raise three boys in London, she raised capital for investment funds, nonprofits, individuals, and startups around the globe. Following Brexit and 17 years in London, Paige and her family moved to New York. She splits her time between New York and Bentonville, Arkansas where she continues to raise money for various for-profit and non-profit entities.

Paige led the Democrats Abroad coalition in London for Mike Bloomberg's 2020 Presidential campaign, organizing DA chapters across the globe. She serves as a Trustee of three independent schools in the United States and London for 10+ years on their Advancement, Development, Capital Campaign and Finance committees. To help the international students at these schools, she co-founded an English literacy platform which built two English language libraries in Shanghai.

Paige received her MBA from Kellogg at Northwestern University. Additionally, after completing Kellogg's executive education program on corporate and non-profit board governance and managing family offices, she has worked with family offices in London on board structure and governance.

Experience

Purewild Co.
Board Member
January 2024 - Present (1 year 8 months)
Ojai, California, United States

WayPave
Board Member
January 2024 - Present (1 year 8 months)
Bentonville, Arkansas, United States

GreenLab, Inc.
Strategic Advisor and Board Member
July 2023 - Present (2 years 2 months)
Arkansas, United States

VIC Tech
Board Member
January 2023 - Present (2 years 8 months)

Sober Sidekick by Empathy Health Tech
Strategic Advisor & Board Member
September 2022 - Present (3 years)
Bentonville, Arkansas, United States

Yaupon Brothers American Tea
Strategic Advisor and Board Member
September 2020 - Present (5 years)
New Smyrna Beach, Florida, United States

PeopleShores
Strategic Advisor
May 2020 - Present (5 years 4 months)
Clarksdale, Mississippi, United States

Everest Effect
Strategic Advisor
April 2020 - Present (5 years 5 months)
New York City Metropolitan Area

Eaglebrook School
Trustee
September 2014 - Present (11 years)
Deerfield, MA

The American School in London
Board of Trustees

2010 - Present (15 years)

The Pine Nook Education Group & AELAP (Advanced English
Literacy Assessment Program)
Co-Founder
September 2009 - Present (16 years)
Shanghai, China

Heartland Forward
Director Of Development
June 2021 - March 2023 (1 year 10 months)
Bentonville, Arkansas, United States

Team Bloomberg
Democrats Abroad Organizer, London
December 2019 - March 2020 (4 months)

Democrats Abroad Organizer - Democrats Abroad represent 13 delegates in
the Global Presidential Primary.

Thaden School
Founding Board Of Directors
January 2017 - July 2018 (1 year 7 months)
Bentonville, Arkansas

Goldman Sachs
Equity Research Analyst – Wireless Telecom Service Providers
1995 - 2003 (8 years)
New York, Toronto and London UK

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Education

Northwestern University - Kellogg School of Management
Master of Business Administration (MBA) · (1993 - 1995)

Hollins University
Bachelor of Arts (B.A.), English Literature & World History

Kellogg Executive Education
Executive Education, Board Governance